KEMA Partners LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEMA PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 LaVerne Ave
(No. and Street)

Mill Valley	CA	94941
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard W. Cann 415-383-4743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard W. Cann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEMA PARTNERS LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CALIFORNIA
County of MARIN
Subscribed and sworn to (or affirmed) before me on this 4TH day of FEBRUARY, 2021 by HOWARD CANN III proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

ERICA Y. JOUBERT
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2223901
MARIN COUNTY
My Comm. Exp. December 3, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of KEMA Partners LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KEMA Partners LLC (the "Company") as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 19, 2021

KEMA Partners LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 74,987
Accounts receivable	219,887
Prepaid expense	14,323
Total assets	$ 309,197

Liabilities & Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 205,653
Deferred profit	7,450
Total liabilities	213,103
Members' equity	
Members' equity	96,094
Total members' equity	96,094
Total liabilities and members' equity	$ 309,197

The accompanying notes are an integral part of these financial statements.

KEMA Partners LLC
Statement of Income
For the Year Ended December 31, 2020

Revenues		
Advisory and retainer fees	$	1,017,896
Private placement fees		1,467,041
Investment banking fees		2,570,998
Supervisory fees		95,657
Bank interest		5
Total revenues		5,151,597
Expenses		
Professional fees		3,353,670
Commission expense		1,401,457
Communications		20,168
Occupancy		4,200
Regulatory fees		6,769
Other operating expenses		50,773
Total expenses		4,837,037
Net income (loss) before income tax provision		314,560
Income tax provision		1,700
Net income (loss)	$	312,860

The accompanying notes are an integral part of these financial statements.

KEMA Partners LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

Balance December 31, 2019	$ 113,234
Members' distributions	(330,000)
Net income (loss)	312,860
Balance December 31, 2020	$ 96,094

The accompanying notes are an integral part of these financial statements.

KEMA Partners LLC
Statement of of Cash Flows
For the Year Ended December 31, 2020

Operating activity - direct method		
Cash received from client fees	$	5,289,395
Cash received from other income		77,772
Cash used in professional fees		(3,534,442)
Cash used in commission expense		(1,401,457)
Cash used in communications		(20,085)
Cash used in occupancy and equipment rental		(4,200)
Cash used in regulatory fees		(6,132)
Cash used in other operating expenses		(82,015)
Cash received from bank interest		5
Cash received from taxes withheld exceeded cash used for taxes withheld		7,560
Cash received from (used in) income taxes		(1,700)
Cash received from (used in) operating activity	$	324,701
Investing activity		
Cash received from (used in) investing activity		-
Financing activity		
Distribution of earnings		(330,000)
Cash received from (used in) financing activity		(330,000)
Change in cash		(5,299)
Cash at beginning of year		80,286
Cash at end of year	$	74,987
Supplemental disclosure of cash flow information		
Cash paid for (refund of) income and franchise taxes	$	1,700
Operating cash flows - indirect method		
Net Income (Loss)	$	312,860
Decrease (Increase) in A/R		217,598
Decrease (Increase) in Prepd Expense		1,519
Increase (Decrease) in A/P and Accrued Expenses		(206,526)
Increase (Decrease) in Deferred Profit		(750)
Cash received from (used in) operating activity	$	324,701

The accompanying notes are an integral part of these financial statements.

KEMA Partners LLC
Notes to Financial Statements
December 31, 2020

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KEMA Partners LLC (the "Company") was organized as a California Limited Liability Company (LLC) in November 2006. In August 2007, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to provide private placement of securities, mergers, acquisitions, and other financial advisory services.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. Uncollectible amounts are written off at the time individual receivables are determined to be uncollectible. There was $30,540 in bad debt expense for the year ended December 31, 2020.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company shares its office space with one of its members under the terms of an expense sharing agreement, which is cancellable with reasonable notice. This agreement is not subject to FASB *ASC 842, Leases*. The Company records shared expenses monthly as billed.

Note 2: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 3: REVENUE FROM CONTRACTS WITH CUSTOMERS

All revenue is from contracts with customers for four types of fees: (1) investment banking fees earned in connection with mergers, acquisitions and restructuring transactions, (2) securities placement fees earned in connection with structuring and the private placement of debt and equity securities, (3) other financial advisory service fees, and (4) fees to supervise independent contractor registered representatives.

Registered representatives are billed fees monthly for daily supervision. Supervisory fee revenue is recognized when billed.

Success fees on investment banking services and securities placement are recognized as revenue when the transaction is finalized, funded and the associated performance obligations are completed. All success fees are calculated as a percentage of gross proceeds of a financing or a percentage of transaction value of a sale.

Retainer fees are billed in accordance with the terms of the customer agreement ("terms"). The recognition of retainer fee revenue may be deferred so the revenue is recognized as the associated performance obligations are completed in accordance with the terms. Retainer fees are typically non-refundable and may be applied against the subsequent success fee, if any.

Note 3: REVENUE FROM CONTRACTS WITH CUSTOMERS, continued

When a success fee is billed to which retainer fees paid are applied, retainer fee revenue is reversed so that the success fee is presented at gross.

Revenue from other advisory service fees is recognized as the services are performed in accordance with the terms.

A percentage of the fees for investment banking services, securities placement, other advisory services and retainers is distributed to registered representatives when the customer pays the fee. The liability for distributions is recorded when the receivable from the customer is recorded.

Expense for the distribution of success fees from securities placements is recognized when the revenue is recognized, and is in commission expense on the Statement of Income. Expense for the distribution of success fees from investment banking services, and for fees from other advisory services, is recognized when the revenue is recognized, and is in professional fees on the Statement of Income.

Expense for the distribution of retainer fees may be deferred and recognized when the associated revenue is recognized, and is in professional fees on the Statement of Income. The deferred retainer fee revenue and its related expense are recorded at net on the Statement of Financial Condition as deferred profit of $7,450. Deferred retainer fee revenue at December 31, 2020 was $119,000 and the related deferred expense was $111,550. There are no other incremental costs to obtain or fulfill contracts with customers.

Note 4: INCOME TAXES

The Company is subject to a California limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2020, the income tax provision consists of the following:

Franchise tax	$	800
Gross receipts tax		900
Total income tax provision	$	1,700

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years.

Note 4: INCOME TAXES, continued

Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2020, neither the IRS nor the California Franchise Tax Board has proposed an adjustment to the Company's tax position.

Note 5: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with one of its members, whereby the member provides office space for the Company. For the year ended December 31, 2020, the Company incurred $2,400 in rent expenses, included in occupancy expense on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company has no commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2020 or during the year then ended.

Note 7: COVID-19

The declaration in 2020 of a global pandemic of COVID-19 may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point the severity of such an event is highly uncertain and cannot be predicted.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based on this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $41,188 which was $26,981 in excess of its required net capital of $14,207; and the Company's ratio of aggregate indebtedness ($213,103) to net capital was 5.17 to 1, which is less than the 15 to 1 maximum allowed.

KEMA Partners LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2020

Computation of net capital		
Members' equity	$ 96,094	
Total members' equity		$ 96,094
Less: Non-allowable assets		
Accounts receivable, in excess of related payable	(40,583)	
Prepaid expenses	(14,323)	
Total non-allowable assets		(54,906)
Net capital		41,188
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 14,207	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(14,207)
Excess net capital		$ 26,981
Ratio of aggregate indebtedness to net capital	5.17 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 report dated December 31, 2020.

See report of independent registered public accounting firm

KEMA Partners LLC
Schedule II – Computation for the Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2020

The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities, mergers, acquisitions, and financial advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

KEMA Partners LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of KEMA Partners LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KEMA Partners LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which KEMA Partners LLC claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities, mergers, acquisitions, and financial advisory services and (2) KEMA Partners LLC stated that KEMA Partners LLC met the identified exemption provisions throughout the year ending December 31, 2020 without exceptions. KEMA Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KEMA Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Northridge, California
February 19, 2021

KEMA PARTNERS

Exemption Report

This is to certify that, to the best of my knowledge and belief:

KEMA Partners LLC ("the Company"), is a registered broker-dealer subject to Rule 17a - 5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a - 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities, mergers, acquisitions, and financial advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified exemption throughout the year ending December 31, 2020 without exceptions.

DocuSigned by:

578D464D97DB4D1...

Howard W. Cann, Managing Partner

*309 LaVerne Ave., Mill Valley, CA 94941 *** 415-383-4743*
Member SIPC and FINRA

KEMA Partners LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Members of KEMA Partners LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by KEMA Partners LLC and the SIPC, solely to assist you and SIPC in evaluating KEMA Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. KEMA Partners LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on KEMA Partners LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of KEMA Partners LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 19, 2021

KEMA Partners LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2020

Total assessment	$	7,584
SIPC-6 general assessment		
Payment made on July 22, 2020		(1,180)
SIPC-7 general assessment		
Payment made on January 28, 2021		(6,404)
Total assessment balance	$	-

See report of independent registered public accounting firm